Mark S. Kingsley
212 836-7092
Fax 212 836-6792
mkingsley@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com
May 25, 2010
BY EDGAR AND BY HAND
Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Spirit AeroSystems Holdings, Inc.
Schedule 14A
Filed March 25, 2010
File No. 001-33160
Dear Mr. Webb:
     This letter is submitted on behalf of our client, Spirit AeroSystems Holdings, Inc. (the “Company”), in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Proxy Statement on Schedule 14A (File No. 001-33160) (the “2009 Proxy Statement”) filed with the Commission on March 25, 2010, as set forth in your letter to Jonathan A. Greenberg, Esq., the Company’s Senior Vice President, General Counsel and Secretary, dated May 13, 2010. The information in this response was provided to us by the Company.
     The text of the comment contained in the Staff’s letter is set forth in italics below, immediately followed by the Company’s response.
Role of Compensation Consultants, page 23
1.	In future filings, please disclose the fee paid to the compensation consultant you utilized during 2009.
RESPONSE: While the Company believes that the omission of compensation consultant fee disclosure from the 2009 Proxy Statement was in compliance with Item 407(e)(3) of Regulation S-K because neither of the Company’s consultants provided both executive and non-executive compensation consulting services to the Company, the Company acknowledges the Staff’s comment. Accordingly, the Company will disclose the fee(s) paid to its compensation consultant(s) in its future filings, if such disclosure is required by Item 407(e)(3) of Regulation
Chicago • Frankfurt • London • Los Angeles • Menlo Park • New York • Shanghai • Washington, DC • West Palm Beach

May 25, 2010
S-K and/or Schedule 14A based on the services provided by and fee(s) paid to compensation consultant(s) during the periods covered by such filings.
     In connection with our response on behalf of the Company to the comment contained in the Staff’s letter, the Company has provided in Exhibit A, in writing, a statement by the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance regarding this matter. Please contact me at (212) 836-7092 with any further comments or questions you may have.

Sincerely,
/s/ Mark S. Kingsley
Mark S. Kingsley

cc:	Tarik Gause
Jonathan A. Greenberg
Michelle A. Russell
Joseph T. Boyle
Chicago • Frankfurt • London • Los Angeles • Menlo Park • New York • Shanghai • Washington, DC • West Palm Beach

EXHIBIT A
SPIRIT AEROSYSTEMS HOLDINGS, INC.
3801 South Oliver Street
Wichita, Kansas 67210
May 25, 2010
BY EDGAR AND BY HAND
Max A. Webb
Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re:	Spirit AeroSystems Holdings, Inc.
Schedule 14A
Filed March 25, 2010
File No. 001-33160
Dear Mr. Webb:
     In connection with Kaye Scholer LLP’s comment response letter, dated May 25, 2010, filed on behalf of Spirit AeroSystems Holdings, Inc. (the “Company”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as correspondence on EDGAR (the “Filing”) on May 25, 2010, in response to the Staff’s letter to the Company dated May 13, 2010, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your assistance regarding this matter.
[Signature Page Follows]

Very truly yours,
Spirit AeroSystems Holdings, Inc.
By:	/s/ Jonathan A. Greenberg
	Name:	Jonathan A. Greenberg
	Title:	Senior Vice President, General Counsel and Secretary

cc:	Tarik Gause
Michelle A. Russell
Joseph T. Boyle
Mark S. Kingsley